THE EXPLORATION EQUIPMENT SUPPLIERTM Mitcham Industries, Inc. Cumulative Preferred Roadshow Presentation Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-208177 May 18, 2016

Statement about Free Writing Prospectus This free writing prospectus relates to the proposed public offering of Series A Preferred Stock of Mitcham Industries, Inc. (the “Company”), which is being registered on a Registration Statement on Form S-1 (No. 333-208177) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus included in that Registration Statement (including the risk factors described therein), which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/926423/000119312516594084/d87628ds1a.htm You should also read the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternately, the Company, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from Ladenburg Thalmann & Co. Inc. by phone at (631)270-1611, or by email at prospectus@ladenburg.com.

Disclosure Slide This presentation has been prepared by Mitcham Industries, Inc. (“the “Company”) solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of the Company. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information. The statements contained or incorporated by reference in this presentation that are not historical facts are forward-looking statements. The forward-looking statements contained in this presentation reflect our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, prospects, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Factors that could cause our actual results to differ materially from those indicated in our forward-looking statements include, but are not limited to, those factors and risk factors identified under the caption “Forward-Looking Statements” in the prospectus supplement that is a part of the registration statement for this offering to which this communication relates. You should carefully consider all risks before you make an investment decision with respect to our notes. We disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes. The Company has filed a registration statement (including a prospectus supplement), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Ladenburg Thalmann & Co. Inc. at (631) 270-1611 or by emailing prospectus@ladenburg.com. Unless otherwise indicated, information in this presentation is as of 1/31/2016.

Transaction Overview

Company and Transaction Overview Financial Summary FY 2016 Adjusted EBITDA: $13.7 million* Estimated Cash Flow Coverage ratio: 8.8x** Net Debt (1/31/2016): $17.0 million $30 million senior facility Libor + 3.50% Current book value of Leasing Equipment: $68 million Estimated Asset Coverage Ratio: 5.3x** Use of Proceeds: Repay short term-debt, including amounts used to fund $10 million acquisition of Klein Assoc. in Dec. 2015 Manufacturer of side-scan sonar and port-side security products Former subsidiary of L3 Communications, Inc. *Adjusted EBITDA, which is not a measure determined in accordance with United States generally accepted accounting principles ("GAAP"), is defined and reconciled to reported net income and cash provided by operating activities in the accompanying financial tables. Please see slide 24 for EBITDA reconciliation. **This assumes a $15 million dollar raise and 9.00% coupon. See Slide 25 for calculation. Mitcham Industries (NASDAQ:MIND), founded in 1987, manufactures, sells and leases equipment for the seismic, oceanographic, and hydrographic industries worldwide. MIND seeks to raise $15 million via a preferred stock offering. Source: Company Filings

Proposed Terms: Series A Preferred Stock Offering See below proposed terms of the offering: Issuer: Mitcham Industries, Inc. Securities Offered: Series A Cumulative Preferred Stock Proposed Listing: MINDP (Nasdaq) Offering Type: New Issue Base Deal Size: $15 million Over-Allotment Option: 15% Dividend Rate: 9.00% Payment Frequency: Quarterly Liquidation Preference: $25.00/share Maturity: None No Call: 5 year Use of Proceeds: Pay down outstanding indebtedness on the revolving credit facility Marketing Period: 7-10 days Sole Bookrunner: Ladenburg Thalmann

Mitcham Industries Corporate Overview

Company Overview Founded in 1987 Nasdaq: MIND Fiscal Year-End January 31 Two business segments Designer and manufacturer of marine seismic, oceanographic and hydrographic equipment Lessor of advanced seismic and hydrographic equipment Nine worldwide locations provide global footprint Recent diversification into value add manufacturing Completed acquisition of Klein Associates on 12/31/2015 Completed acquisition of ION Marine Source Product Lines on 5/21/2014 Breakdown of FY 2016 Sales

Management Robert P. Capps Co-CEO, CFO Over 35 years financial experience, 10 years with Mitcham Guy Malden Co-CEO, Marine Operations Over 35 years in marine seismic industry, 13 years with Mitcham Significant bench strength Over 200 employees in 9 offices worldwide Sales Operations Engineering Production Financial

Mitcham Advantages Broad geographic footprint Financial strength and flexibility Capabilities in marine market Engineering and support resources Manufacturing capabilities Domain knowledge Seismic Hydrographic/Oceanographic Large lease pool of state-of-the-art seismic recording equipment Not tied to any one manufacturer Ability to respond to opportunities Source: Company Filings

Adjusted EBITDA* FYE January 31 See below historical adjusted EBITDA, since FY 2000. As illustrated below, despite the cyclicality of the business Mitcham has had positive adjusted EBITDA annually since 2000 and has only had one quarter of negative adjusted EBITDA in that time period. *Adjusted EBITDA, which is not a measure determined in accordance with United States generally accepted accounting principles ("GAAP"), is defined and reconciled to reported net income and cash provided by operating activities in the accompanying financial tables. Please see slide 24 for EBITDA reconciliation.

Total Revenue FYE January 31 See below historical revenue for Mitcham Industries since FY 2000. Over 90% of Mitcham’s historical revenues have come from outside the United States. Source: Company Filings

Solid Financial Liquidity January 31, 2016 (in thousands) Cash and short-term investments $3,769 Accounts receivable, net $19,775 Working capital $28,240 Seismic equipment lease pool, net $68,000 Outstanding credit facilities (short and long term) $20,484 Tangible net book value per share $7.48 Debt to adjusted EBITDA Ratio 1.1x See below balance sheet highlights as of Fiscal Year-End 2016.

Extensive Global Footprint



Canada
Land Rental
U.K
Seamap Engineering
Russia
Land Rental
Hungary
Land Rental
United States
Corporate Headquarters
Land Rental
Marine Rental
Oceanographic/hydrographic
equipment manufacturing
Singapore
Seamap Manufacturing
Marine Rental
Colombia
Land Rental
Australia
Land rental
Oceanographic / hydrographic equipment sales
MITCHAM
INDUSTRIES, INC.

LADENBURG THALMANN
ESTABLISHED 1876

13

Longstanding Customer Relationships International seismic contractors Indigenous seismic contractors State-owned oil and gas companies International service companies

Global Seismic Market Seismic industry is experiencing a dramatic decline in activity due to slow-down in exploration activity by oil and gas companies Excess capacity currently exists in the market, marine and land Most industry participants are reporting very weak financial results Some may not survive Pockets of activity and opportunities do exist Mitcham has seen relative strength in some international markets including natural gas exploration in Eastern Europe Advanced technology remains a priority for contractors due to increased efficiencies

Leading Manufacturer of Specialized Marine Equipment Seamap designs, manufactures and sells a variety of industry-leading products for marine market. Strong market position for energy source controllers with over 100 installations BuoyLink RGPS systems are now the primary choice for streamer and source tracking Streamer weight collars and other products “Sleeve Gun” energy source Replacement parts, engineering services, training, support and repair services Significant engineering and manufacturing capabilities Responsive business customer support

Provider of Hydrographic and Oceanographic Equipment Australian subsidiary, SAP, acts as manufacturer representative for various products. Provides integration, training and support services. Equipment used in numerous marine applications, most non-seismic related Hydrographic surveys Coastline and harbor monitoring Tidal surveys Non-seismic segment of business that is not correlated to oil and gas industry Customers are often governmental entities or institutions Strong market position in Pacific Rim

Recent Acquisition

Acquisition of Klein Associates Klein is recognized as the leading provider of side-scan sonar products to the hydrographic/oceanographic industry. Purchase price - $10.0 million cash. Over past two years, Mitcham has been the largest distributor of Klein products through its Australian subsidiary. Significant synergies expected. Sales organization Geographic footprint Engineering Manufacturing Benefits of transaction. Accretive to cash flow and earnings Expands manufacturing Diversification from cyclical business On December 31, 2015, Mitcham completed the acquisition of Klein Associates from L3 Communications, Inc.

Seismic Leasing Business

World’s Largest Equipment Lease Pool Extensive state-of-the-art equipment inventory deployed worldwide addresses market needs quickly and efficiently. High Quality Equipment with current net orderly liquidation appraisal value of $132 million (current carried book value of $68 million) Land Over 290,000 recording channels Approx. 55,000 stations of 3-component Over 80,000 channels of wireless Geophones Heli-pickers Other associated equipment Marine, including Transition Zone Approx. 12 km of marine streamers Streamer control equipment Source equipment and controllers Downhole or Vertical Seismic Profiling (VSP) 200 levels of downhole seismic tools

The Leasing Advantage Why customers lease versus buy? Better utilization of capital Lowers prospect of idle equipment between jobs Reduces capital expenditures for new seismic equipment Allows use of capital for equipment that is not available for lease or rent Allows customers to supplement existing equipment inventories for specific job Respond to demand from oil and gas companies for higher resolution which requires higher channel count Equipment on demand Ability to fulfill equipment needs on short notice

The Mitcham Leasing Model Unique business within seismic industry Leasing seismic equipment provides a cost effective alternative for seismic contractors Volume leverage in the business model at minimal incremental costs Equipment “agnostic” We support, not create, markets Customers dictate make-up of rental pool Advantages through supplier relationships Reliable, recurring purchaser of equipment Complement Original Equipment Manufacturers (OEMs)

Appendix- EBITDA Reconciliation

Adjusted EBITDA Reconciliation Non-GAAP Financial Measures: EBITDA is defined as net income before (a) interest income and interest expense, (b) provision for (or benefit from) income taxes and (c) depreciation and amortization. Adjusted EBITDA excludes non-cash foreign exchange gains and losses, non-cash costs of lease pool equipment sales, certain non-recurring contract settlement costs, impairment of intangible assets and stock-based compensation. This definition of Adjusted EBITDA is consistent with the definition in the Credit Facility. We consider EBITDA and Adjusted EBITDA to be important indicators for the performance of our business, but not measures of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have included these non-GAAP financial measures because management utilizes this information for assessing our performance and liquidity, and as indicators of our ability to make capital expenditures, service debt and finance working capital requirements. The Credit Facility contains financial covenants based on EBITDA or Adjusted EBITDA. Management believes that EBITDA and Adjusted EBITDA are measurements that are commonly used by analysts and some investors in evaluating the performance and liquidity of companies such as us. In particular, we believe that it is useful to our analysts and investors to understand this relationship because it excludes transactions not related to our core cash operating activities. We believe that excluding these transactions allows investors to meaningfully trend and analyze the performance of our core cash operations. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to cash flow from operating activities or as alternatives to net income or as indicators of operating performance or any other measures of performance derived in accordance with GAAP. In evaluating our performance as measured by EBITDA, management recognizes and considers the limitations of this measurement. EBITDA and Adjusted EBITDA do not reflect our obligations for the payment of income taxes, interest expense or other obligations such as capital expenditures. Accordingly, EBITDA and Adjusted EBITDA are only two of the measurements that management utilizes. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, and EBITDA and Adjusted EBITDA may not be comparable with similarly titled measures reported by other companies.

Cash Flow & Asset Coverage Ratio Calculation Balace Sheet Data as of 1/31/2016 MIND Book Value Total Assets 134,759,000 $ Intangible Assets (10,466,000) Goodwill (4,155,000) Book Value of Tangible Assets 120,138,000 Current Liabilities 12,456,000 $ Short-Term Debt (3,218,000) Current Liabilities - Short-Term Debt 9,238,000 Pro-Forma Debt* 6,000,000 $ Total Preferred 15,000,000 Total Pro-forma Debt/Preferred 21,000,000 Asset Coverage Ratio 5.3x Balance Sheet and Adjusted EBITDA as of 1/31/2016 Amount Raised 15,000,000 $ Dividend (at mid-point) 9.00% Dividends Paid Annually 1,350,000 $ Pro-Forma Interest* 205,800 $ Interest + Dividends 1,555,800 $ FY 2016 Adjusted EBITDA 13,673,000 $ Cash Flow Coverage of Dividend Payments of TTM 8.8x *Assumes all net proceeds will be used to pay off the entire amount of outstanding borrowings under the revolver, and remaining net proceeds (if any) would be used to pay down a portion of the Seamap Term loan which was $6,000,000 in principal as of 1/31/2016 and carries approximately $205,800 in annual interest.